FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
33 West 8th Avenue – Unit 101
Vancouver BC V5Y 1M8

Item 2.	Date of Material Change:

September 22, 2016

Item 3.	News Release:

A news release announcing the material change was issued on September 22, 2016 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced its decision to exit the co -pack business.

Item 5.	Full Description of Material Change:

The Company has decided to exit its co-pack business to focus its efforts and resources on its branded beverage business. The Company will wind down operations at its hot fill bottling plant over the next few months in connection with the previously scheduled expiration of the current co- pack agreement. This will likely result in a non-cash write down of certain assets as well as incurring associated termination costs in the current fiscal year. This transition may have a material adverse impact on the Company's reported results, which the Company is intently focused on minimizing in both magnitude and duration.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
604- 675-2779

Item 9.	Date of Report:

September 22, 2016